Filed Pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Prospectus Supplement dated June 22, 2011

Registration Statement No. 333-171946

Rainmaker Systems, Inc.

Free Writing Prospectus

June 23, 2011

We, Rainmaker Systems, Inc., have filed a registration statement on Form S-3 (including a prospectus, as supplemented) with the Securities and Exchange Commission for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents incorporated by reference therein for more complete information about us and this offering. Investors should rely upon the prospectus, as supplemented, and any relevant free writing prospectus for complete details. You may get these documents and other documents we have filed with SEC for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively we, or the placement agent participating in the offering, will arrange to send you the prospectus if you request it by calling Rainmaker Systems, Inc., toll-free at (800) 631-1545.

This Free Writing Prospectus amends and supplements our Prospectus Supplement, dated June 22, 2011.

•	The per unit purchase price for members of our board of directors purchasing units in this offering will be $1.29, instead of $1.24.

•

Members of our board of directors will be purchasing a total of 135,660 units in this offering at a price per unit of $1.29, instead of 141,133 units at a price per unit of $1.24. As a result, we are offering to investors 3,669,709 shares of our common stock in this offering together with warrants to purchase up to 1,467,887 additional shares of common stock, instead of 3,675,182 shares of common stock and warrants to purchase up to 1,470,078 additional shares of common stock.

•

The total proceeds, before expenses, to us from the sale of units and shares underlying the warrants (assuming all units offered in this offering are sold and all warrants are exercised in full) will be $5,554,643, as further detailed in the table below.

	Per Unit	Per share Underlying Warrants	Total (1)
Public offering price(2)	$1.05	$—	$3,885,753
Placement agent fees(3) (6)	$0.07	$—	$252,574

Proceeds, before expenses, to Rainmaker Systems, Inc. (4)	$0.98	$—	$3,633,179
Public offering price for shares of common stock underlying Warrants	$—	$1.40	$2,055,042	(5)
Placement agent fees for shares underlying Warrants(6)	$—	$0.09	$133,578
Total proceeds, before expenses, to us from shares underlying Warrants	$—	$—	$1,921,464	(5)
Total proceeds, before expenses, to us from units and shares underlying Warrants	$—	$—	$5,554,643

(1)	Assumes all units offered pursuant to the prospectus supplement are sold.
(2)	The public offering price for members of our board of directors purchasing units in the offering is $1.29 per unit.
(3)	The placement agent fee for units purchased by members of our board of directors in the offering is $0.08 per unit.
(4)	The proceeds, before expenses, to Rainmaker Systems, Inc., for units purchased by our board of directors in the offering is $1.21 per unit.

(5)	The exercise price of the Warrants is subject to potential adjustments. See “Description of Securities” on page S-19 of the prospectus supplement.
(6)	See the “Plan of Distribution” in the prospectus supplement for a full description of all items of compensation to be paid to the placement agent.

•

The number of shares of our common stock to be outstanding after this offering will be 26,924,750 shares. The number of shares of common stock shown to be outstanding after this offering is based on 23,255,041 shares outstanding as of March 31, 2011 and assumes the sale of all units being offered pursuant to the prospectus supplement. Unless otherwise indicated, the number of shares of common stock presented in the prospectus supplement excludes (i) 655,455 shares of our common stock that, as of the date of the prospectus supplement, are issuable upon the exercise of outstanding options under our stock plans, at a weighted average exercise price of $2.03 per share, (ii) 1,064,038 shares of our common stock available for future equity awards under our 2003 Stock Incentive Plan, and (iii) all shares of our common stock that may be issuable upon exercise of the Warrants covered by the prospectus supplement.

•

The risk factor on page S-6 of the prospectus supplement under the heading “You will experience immediate and substantial dilution in the book value per share of the common stock underlying the units you purchase” is supplemented as follows: Purchasers of units in this offering at a per unit purchase price of $1.29 (assuming a value per share of common stock offered in each unit of $1.29 per share and attributing no value to the warrants included in each unit) will suffer immediate and substantial dilution of $0.94 per share for units purchased at $1.29 in the net tangible book value of the common stock at March 31, 2011.

•

The description under the heading “Use of Proceeds” beginning on page S-17 of the prospectus supplement is modified to state that we may receive proceeds of up to $1,921,464 if all of the warrants purchased in the offering are exercised for cash.

•	The table and narrative under the heading “Capitalization” on page S-18 of the prospectus supplement is modified as set forth below.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011:

•	on an actual basis; and

•

on an as-adjusted basis, to give effect to the sale of 3,534,049 units offered by us in this offering, at a price of $0.91 per unit and the sale of 135,660 units offered by us in this offering at a price of $1.14 per unit, in each case after deducting the placement agent’s commissions and estimated offering expenses payable by us, but excluding 1,467,887 shares of common stock issuable upon the exercise of the Warrants included in the units issued to the investors in this offering.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2011
	Actual	As adjusted
	(in thousands)
Stockholders’ equity:
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 24,856,675 shares issued; 23,255,041 shares outstanding, actual; 28,526,384 shares issued; 26,924,750 shares outstanding, as adjusted	$22	$26
Additional paid-in capital	125,462	128,841
Accumulated deficit	(110,050)	(110,050)
Accumulated other comprehensive loss	(1,389)	(1,389)
Treasury stock, at cost, 1,601,634 shares, actual and as adjusted	(2,442)	(2,442)

Total stockholders’ equity	$11,603	$14,986

•	The table and narrative under the heading “Dilution” beginning on page S-18 of the prospectus supplement is modified as set forth below.

DILUTION

Our net tangible book value as of March 31, 2011 was approximately $6.0 million, or $0.26 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of March 31, 2011. Dilution is determined by subtracting net tangible book value per share from the public offering price per share.

Without taking into account any changes in net tangible book value after March 31, 2011, other than giving effect to the sale of the 3,534,049 units we are offering at the offering price of $1.05 per unit (and assuming a value per share of common stock offered in each unit of $1.05 per share and attributing no value to the Warrants included in each unit) and the sale of 135,660 units we are offering at the offering price to our board members participating in the offering of $1.29 per unit (and assuming a value per share of common stock offered in each unit of $1.29 per share and attributing no value to the Warrants included in each unit), and after deducting the placement agent fees and our estimated offering expenses, but assuming no exercise of Warrants sold in this offering, our as-adjusted net tangible book value would have been approximately $9.3 million, or approximately $0.35 per share of common stock. This represents an immediate increase in net tangible book value of approximately $0.09 per share to existing stockholders and an immediate dilution of approximately $0.70 per share for units purchased at $1.05 and $0.94 per share for units purchased at $1.29. The following table illustrates this dilution on a per share basis (amounts in thousands, expect per share amounts):

Offering price per unit		$1.05	$1.29
Net tangible book value per share as of March 31, 2011	$0.26
Increase in net tangible book value per share attributable to the offering	$0.09

As adjusted net tangible book value per share as of March 31, 2011 after giving effect to this offering		$0.35	$0.35

Dilution per share to new investors in this offering		$0.70	$0.94

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 23,255,041 shares outstanding as of March 31, 2011 and excludes:

•	655,455 shares of our common stock subject to outstanding options with a weighted average exercise price of approximately $2.03 per share;

•	1,064,038 shares of our common stock available for future equity awards under our 2003 Stock Incentive Plan; and

•	up to 1,470,078 shares of our common stock issuable upon the exercise of the warrants offered hereby.

Investors purchasing common stock upon the exercise of the Warrants underlying the units being offered hereby may experience dilution depending on our net tangible book value at the time of exercise.

The exercise of outstanding options having an exercise price less than the offering price per unit will increase dilution to the new investors.

To the extent we grant additional options under our stock option plan or issue additional warrants, or we issue additional shares of common stock in the future, there may be further dilution to new investors.

•

The introductory paragraph under the heading “Description of Securities” is modified to read as follows: In this offering, we are offering a maximum of 3,669,709 units, consisting of 3,669,709 shares of our common stock and Warrants to purchase up to 1,467,887 shares of our common stock. Each unit consists of one share of common stock and the equivalent of a warrant to purchase 0.40 shares of our common stock. This prospectus supplement also relates to the offering of 1,467,887 shares of our common stock issuable upon exercise, if any, of the Warrants.

•

The introductory paragraph under the heading “Plan of Distribution” beginning on page S-21 of the prospectus supplement is modified to change the number of units we are offering pursuant to the prospectus supplement from 3,675,182 units to 3,669,709 units.